

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 6, 2019

Wee Guan Tan
Chief Executive Officer
CMS Asset Holdings Inc.
Wickhams Cay II, Road Town
Tortola, VG1110
British Virgin Islands

      **Re:  CMS Asset Holdings Inc.**
          **Registration Statement on Form 20FR12G**
          **Filed on February 1, 2019**
          **File No. 000-56023**

Dear Mr. Tan:

      We issued comments on the above captioned filing on February 25, 2019.  On April 15, 2019, we issued a follow-up letter informing you that those comments remained outstanding and unresolved, and absent a substantive response, we would act consistent with our obligations under the federal securities laws.

      As you have not provided a substantive response, we are terminating our review and will take further steps as we deem appropriate.  These steps include releasing publicly, through the agency s EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff s decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

      Please contact Paul Fischer, Staff Attorney, at 202-551-3415, or Kathleen Krebs, Special Counsel, at 202-551-3350, with any questions.

                  Sincerely,

                  Division of Corporation Finance
                  Office of Telecommunications